Exhibit 99.1
Chord Energy Corporation
Resource Extraction Payment Report
For the Year Ended December 31, 2024
The table below sets forth payments made by Chord Energy Corporation (the “Company” or “Chord”) to the U.S. Federal Government and foreign governments during the fiscal year ended December 31, 2024 for the purpose of the commercial development of oil and natural gas. Substantially all of the Company's operations relate to projects in North Dakota and Montana, which include the commercial development of oil and natural gas using wells located in the Williston Basin of the United States.

For the year ended December 31, 2024
Payment Currency	Payment type	National and major subnational jurisdiction (ISO 3166 Code)	Government	Business segment	Project	Resource	Method of extraction	Amount (1) (2) (USD in thousands)

USD	Taxes	US	U.S. Federal Government	Crude oil, NGL’s and natural gas	(3)	—	—	$49,750
USD	Royalties	US-ND	U.S. Federal Government	Crude oil, NGL’s and natural gas	North Dakota	Oil and natural gas	Wells	$338,158
USD	Royalties	US-MT	U.S. Federal Government	Crude oil, NGL’s and natural gas	Montana	Oil and natural gas	Wells	599
	Total Royalties			Crude oil, NGL’s and natural gas	—	Oil and natural gas	Wells	$338,757
USD	Fees	US-ND	U.S. Federal Government	Crude oil, NGL’s and natural gas	North Dakota	Oil and natural gas	Wells	$2,347
USD	Fees	US	U.S. Federal Government	Crude oil, NGL’s and natural gas	(1)	Oil and natural gas	Wells	1,409
CAD	Fees	CA-AB	Government of Alberta, Canada	Crude oil, NGL’s and natural gas	Canada	Oil and natural gas	Wells	181
	Total Fees			Crude oil, NGL’s and natural gas	—	Oil and natural gas	Wells	$3,937
Total								$392,444
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(1)On May 31, 2024, the Company completed the acquisition of Enerplus Corporation (“Enerplus”). The payments presented above reflect the payments associated with the consolidated company including combined operations with Enerplus beginning on the acquisition date. Payments prior to the acquisition date reflect the consolidated results of Chord and those of the applicable period, as Enerplus reported pursuant to the alternative reporting provision of Item 2.01 of Form SD prior to the acquisition by Chord. All reportable payments made by Enerplus prior to the acquisition are also included in this report.
(2)Payments made in Canadian dollars were translated into U.S. dollars based on the exchange rate as of December 31, 2024.
(3)The Company files consolidated income tax returns in the U.S., which include all U.S. entities. The U.S. Federal Government levies corporate income taxes at the consolidated group level rather than on a per-project basis. Accordingly, and in accordance with Instruction 4 to Item 2.01 of Form SD, the Company has disclosed payments of taxes for all income tax returns for the U.S. on a consolidated group level. The payments relate to the consolidated U.S. income of the Company and not to particular projects. The Company also files income tax returns in Canada as a result of the acquisition of Enerplus. These tax returns include all Canadian entities, however, no reportable payments were made to Canadian governments for income taxes during the year ended December 31, 2024.

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